Filed Pursuant to Rule 253(g)(2)
File No. 024-12108

FUNDRISE GROWTH EREIT II, LLC

SUPPLEMENT NO. 38 DATED JANUARY 31, 2025
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT II, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 4, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

·	Asset update.

Asset Update

Fundrise Growth eREIT II, LLC (the “Company”) recently disposed of a portion of its interests in 5957 S Western Ave (the “W59 Controlled Subsidiary”), a 75,000 square foot mixed-use property located in Los Angeles, CA.

Asset Summary

Location	Los Angeles, CA
Asset Type	Other
Strategy	Opportunistic
Fund Ownership	Fundrise Equity REIT, LLC; Fundrise Growth eREIT II, LLC; Fundrise West Coast Opportunistic REIT, LLC; Fundrise Development eREIT, LLC

Following the partial disposition disclosed above, our approximate portfolio breakdown by asset type and strategy is as follows:

Fund Breakdown by Asset Type

Category	Approximate Percent
Multifamily	80%
Creative Office	10%
Other	10%

Fund Breakdown by Strategy

Category	Approximate Percent
Value Add	81%
Opportunistic	19%